UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes             ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Sunshine Mills Litigation

On February 9, 2011, an indirect subsidiary of CDC Corporation (“CDC”), Ross Systems, Inc. (“Ross”), filed a Notice of Appeal with the Supreme Court of the State of Alabama with respect to its litigation with Sunshine Mills, Inc. (the “Sunshine Matter”).

The court has ordered Ross and Sunshine Mills to participate in appellate mediation, which is scheduled occur on April 26, 2011. The parties have also commenced settlement negotiations.

Wells Fargo Credit Facility

On March 14, 2011, Ross and CDC Software Corporation (“CDC Software”), after negotiation and discussion, agreed to voluntarily repay, without penalty, the entire outstanding principal balance of $15.0 million under their credit facility (the “Credit Facility”) with Wells Fargo Capital Finance LLC (“Wells Fargo”). Such amount was repaid to Wells Fargo on March 16, 2011.

Although the Credit Facility remains open, unless and until the Sunshine Matter is resolved or such matter is otherwise waived by Wells Fargo, neither Ross, CDC Software nor any of their respective affiliates will be able to access funds from the Credit Facility. Ross had previously received notification from Wells Fargo indicating that entry of the judgment in the Sunshine Matter and commencement of certain enforcement actions by Sunshine Mills, constituted an event of default under the Credit Facility.

3.75% Senior Exchangeable Convertible Notes Due 2011

On February 14, 2011, CDC sought leave to file a second amended and supplemental complaint (the “Restated Second Amended Complaint”) against Evolution (as hereinafter defined) and others alleging additional facts to support its claims, including that Evolution: (i) communicated confidential information to third parties, (ii) sought to interfere with CDC’s plans for an initial public offering of its subsidiary; and (iii) sought to gain control of CDC.

On February 10, 2011, CDC withdrew its motion to amend its second amended complaint filed in the Supreme Court of the State of New York, County of New York on December 23, 2010 (the “Second Amended Complaint”) in its action related to its 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”) against Evolution Capital Management LLC, Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., Evolution Master Fund Ltd. SPC, Evolution Master Fund Ltd. SPC, Segregated Portfolio M and E1 Fund, Ltd. (collectively, “Evolution”).

In the Restated Second Amended Complaint, CDC is seeking injunctive relief, monetary damages in excess of $295.0 million and punitive damages in excess of $500.0 million.

In addition, Evolution contends, and CDC disagrees, that the judgment in the Sunshine Matter constitutes an Event of Default under the Notes and the note purchase agreement related thereto.

Exhibit	Description

1.01	Press release dated February 14, 2011 CDC Corporation Provides Estimate of its 3.75 Percent Senior Exchangeable Convertible Notes Due 2011 at $0.82 per $1.00 of Par Value

1.02	Press release dated February 15, 2011 Ross Systems Launches Ross in the Cloud, an ERP SaaS Solution Tailored for Process Manufacturing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2011

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name: Title:	Donald L. Novajosky Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated February 14, 2011 CDC Corporation Provides Estimate of its 3.75 Percent Senior Exchangeable Convertible Notes Due 2011 at $0.82 per $1.00 of Par Value

1.02	Press release dated February 15, 2011 Ross Systems Launches Ross in the Cloud, an ERP SaaS Solution Tailored for Process Manufacturing